SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

eHi Car Services Limited
(Name of Issuer)

Class A Common Shares, par value $0.001 per share
(Title of Class of Securities)

26853A100
(CUSIP Number)

Tiger Global Management, LLC 9 West 57th Street, 35th Floor New York, New York 10019 (212) 984-8800 with a copy to: Eleazer Klein, Esq. 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 10 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26853A100	SCHEDULE 13D/A	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Tiger Global Mauritius Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 16,669,726*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 16,669,726*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 16,669,726*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5%[1]
14	TYPE OF REPORTING PERSON OO

*Includes 666,666 Class A common shares, par value $0.001 per share ("Class A Shares") held in the form of 333,333 American Depositary Shares ("ADSs").

1The percentages herein and in the rest of this Schedule 13D are calculated based upon 54,585,092 Class A Shares outstanding as of June 30, 2015 based on information provided by the Issuer.

CUSIP No. 26853A100	SCHEDULE 13D/A	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Tiger Global Investments, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 16,669,726*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 16,669,726*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 16,669,726*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5%
14	TYPE OF REPORTING PERSON PN

*Includes 666,666 Class A Shares held in the form of 333,333 ADSs.

CUSIP No. 26853A100	SCHEDULE 13D/A	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Tiger Global Performance, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 16,669,726*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 16,669,726*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 16,669,726*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5%
14	TYPE OF REPORTING PERSON OO

*Includes 666,666 Class A Shares held in the form of 333,333 ADSs.

CUSIP No. 26853A100	SCHEDULE 13D/A	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON Tiger Global Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 16,669,726*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 16,669,726*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 16,669,726*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5%
14	TYPE OF REPORTING PERSON OO

*Includes 666,666 Class A Shares held in the form of 333,333 ADSs.

CUSIP No. 26853A100	SCHEDULE 13D/A	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON Scott Shleifer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 16,669,726*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 16,669,726*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 16,669,726*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5%
14	TYPE OF REPORTING PERSON IN

*Includes 666,666 Class A Shares held in the form of 333,333 ADSs.

CUSIP No. 26853A100	SCHEDULE 13D/A	Page 7 of 10 Pages

1	NAME OF REPORTING PERSON Charles P. Coleman III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 16,669,726*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 16,669,726*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 16,669,726*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5%
14	TYPE OF REPORTING PERSON IN

*Includes 666,666 Class A Shares held in the form of 333,333 ADSs.

CUSIP No. 26853A100	SCHEDULE 13D/A	Page 8 of 10 Pages

This Amendment No. 1 ("Amendment No. 1") amends the statement on Schedule 13D filed on June 1, 2015 (the "Original Schedule 13D", and as amended hereby, the "Schedule 13D") related to the Class A Common Shares, par value $0.001 per share (the "Class A Shares"), of eHi Car Services Limited (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D. This Amendment amends Items 3, 5, 6 and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

At the meeting of shareholders of the Issuer held at 10:00 a.m. (China Standard Time) on June 30, 2015, the Issuer received approval from its shareholders to sell an additional 7,266,666 Class A Shares to Global Mauritius pursuant to the Issuer Purchase Agreement. Global Mauritius purchased such shares for a purchase price of $6.00 per share or $43,599,996 in the aggregate.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) of the Schedule 13D is hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Class A Shares and percentages of the Class A Shares beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 54,585,092 Class A Shares outstanding as of June 30, 2015 based on information provided by the Issuer.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The first paragraph of Items 6 of the Schedule 13D is hereby amended and restated as follows:

As described in Item 3 above, on May 22, 2015, pursuant to the Issuer Purchase Agreement, Global Mauritius acquired 7,625,283 Class A Shares for a purchase price of $6.00 per share or $45,751,698 in the aggregate. Pursuant to the Issuer Purchase Agreement, Global Mauritius also had the right to purchase an additional 7,266,666 Class A Shares for a purchase price of $6.00 per share or $43,599,996 in the aggregate (the "Additional Purchase"), subject to the Issuer’s shareholder approval within 60 days after May 22, 2015 which was received at the meeting of shareholders of the Issuer held at 10:00 a.m. (China Standard Time) on June 30, 2015. Global Mauritius completed the Additional Purchase on June 30, 2015. As a condition precedent to the completion of the Additional Purchase, the Issuer also entered into a Registration Rights Agreement with Global Mauritius (the "Registration Rights Agreement") on June 30, 2015 in the form contemplated by the Issuer Purchase Agreement, which provides Global Mauritius with certain registration rights with respect to the Class A Shares and ADSs. Among other things, the Registration Rights Agreement requires the Issuer to file a resale registration statement, or statements if necessary, with respect to Class A Shares and ADSs purchased by Global Mauritius. The Registration Rights Agreement will terminate on November 18, 2017.

CUSIP No. 26853A100	SCHEDULE 13D/A	Page 9 of 10 Pages

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit 99.5:	Registration Rights Agreement dated June 30, 2015 between eHi Car Services Limited, Tiger Global Mauritius Fund, SRS Partners I Mauritius Limited and SRS Partners II Mauritius Limited (incorporated by reference to Exhibit 99.2 of the 6-K of the Issuer filed on June 30, 2015).

CUSIP No. 26853A100	SCHEDULE 13D/A	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 1, 2015

TIGER GLOBAL MAURITIUS FUND /s/ Moussa Taujoo
Name: Moussa Taujoo Title: Director

TIGER GLOBAL INVESTMENTS, L.P., By TIGER GLOBAL PERFORMANCE, LLC, its General Partner /s/ Anil L. Crasto
Name: Anil L. Crasto
Title: Chief Operating Officer
TIGER GLOBAL PERFORMANCE, LLC /s/ Anil L. Crasto
Name: Anil L. Crasto
Title: Chief Operating Officer
TIGER GLOBAL MANAGEMENT, LLC /s/ Anil L. Crasto
Name: Anil L. Crasto
Title: Chief Operating Officer
SCOTT SHLEIFER /s/ Scott Shleifer
CHARLES P. COLEMAN III /s/ Charles P. Coleman III